UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Hayward Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

421298100

(CUSIP Number)

November 22, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 421298 100	Page 1 of 3 Pages

1	NAMES OF REPORTING PERSONS MSD Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,462,739
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,462,739

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,462,739
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

The percentages used herein are calculated based upon 215,424,560 shares of the issuer’s common stock outstanding as of October 25, 2024, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2024.

CUSIP NO. 421298 100	Page 2 of 3 Pages

1	NAMES OF REPORTING PERSONS Michael S. Dell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 18,768,765
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 18,768,765

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,768,765
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

The percentages used herein are calculated based upon 215,424,560 shares of the issuer’s common stock outstanding as of October 25, 2024, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2024.

CUSIP NO. 421298 100	Page 3 of 3 Pages

1	NAMES OF REPORTING PERSONS MSD Portfolio L.P. – Investments
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 901,156
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 901,156

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 901,156
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

The percentages used herein are calculated based upon 215,424,560 shares of the issuer’s common stock outstanding as of October 25, 2024, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2024.

Item 1(a) Name of Issuer:

The name of the issuer is Hayward Holdings, Inc. (the “Company”).

Item 1(b) Address of Issuer’s Principal Executive Offices:

The Company’s principal executive office is located at 1415 Vantage Park Drive, Suite 400 Charlotte, NC 28203.

Item 2(a) Name of Person Filing:

This Schedule 13G is being jointly filed by and on behalf of each of MSD Capital, L.P. (“MSD Capital”), Michael S. Dell and MSD Portfolio L.P. – Investments (“MSD Investments”) with respect to ownership of the common stock of the Company held by MSD Capital, MSD Investments, MSD Private Capital Investments, L.P. (“MSD Private Capital Investments”), MSD Portfolio L.P. – SLD Personal Income (“SLD Personal Income”), MSD Portfolio L.P. – MSD Personal Income (“MSD Personal Income”), and the Michael & Susan Dell Foundation (the “Foundation”).

MSD Capital is the general partner of each of MSD Private Capital Investments, MSD Investments, SLD Personal Income and MSD Personal Income and may be deemed to beneficially own securities owned by them. MSD Capital Management LLC (“MSD Capital Management”) is the general partner of MSD Capital and may be deemed to beneficially own securities owned by MSD Capital. Michael S. Dell is the controlling member of MSD Capital Management and may be deemed to beneficially own securities owned by MSD Capital Management.

The Reporting Persons have entered into a Joint Filing Agreement, dated November 22, 2024 a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b) Address of Principal Business Office or, if none, Residence:

The address of the principal business office of MSD Capital and MSD Investments is One Vanderbilt Avenue, 26th Floor, New York, New York 10017.

The address of the principal business office of Mr. Dell is c/o Dell, Inc., One Dell Way, Round Rock, Texas 78682.

Item 2(c) Citizenship:

MSD Capital and MSD Investments are organized as limited partnerships under the laws of the State of Delaware.

Mr. Dell is a United States citizen.

Item 2(d) Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2(e) CUSIP No.:

421298100.

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4 Ownership:

A. MSD Capital, L.P.

(a)	Amount beneficially owned: 5,462,739 (1)

(b)	Percent of class: 2.5%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 5,462,739 (1)

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 5,462,739 (1)

B. Michael S. Dell

(a)	Amount beneficially owned: 18,768,765 (2)

(b)	Percent of class: 8.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 18,768,765 (2)

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 18,768,765 (2)

C. MSD Portfolio L.P.—Investments

(a)	Amount beneficially owned: 901,156

(b)	Percent of class: 0.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 901,156

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 901,156

(1)

Includes 1,639,531 shares of Common Stock owned of record by MSD Private Capital Investments, 901,156 shares of Common Stock owned of record by MSD Investments, 1,203,047 shares of Common Stock owned of record by SLD Personal Income and 1,718,637 shares of Common Stock owned of record by MSD Personal Income.

(2)

Includes 1,639,531 shares of Common Stock owned of record by MSD Private Capital Investments, 901,156 shares of Common Stock owned of record by MSD Investments, 1,203,047 shares of Common Stock owned of record by SLD Personal Income, 1,718,637 shares of Common Stock owned of record by MSD Personal Income, 368 shares of Common Stock owned of record by MSD Capital and 5,784,492 shares of Common Stock held by the Foundation.

Item 5 Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6 Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8 Identification and Classification of Members of the Group:

Not applicable.

Item 9 Notice of Dissolution of Group:

Not applicable.

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2024

MSD Capital, L.P.

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

Michael S. Dell

By:	/s/ Marc R. Lisker
Name: Title:	Marc R. Lisker Attorney-in-Fact

MSD Portfolio L.P. - Investments

By:	MSD Capital, L.P.
Its:	General Partner

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

EXHIBIT INDEX

Exhibit	Description of Exhibit

24.1	Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Schedule 13G relating to the common units of Atlas Energy, L.P. filed February 22, 2011 by MSD Capital, MSD Energy Investments, L.P. and Michael S. Dell)

99.1	Joint Filing Agreement dated November 22, 2024